Exhibit 3
Consolidated Financial Statements
RESPONSIBILITY FOR FINANCIAL REPORTING
The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for the development of internal controls over the reporting process. Management believes that the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).
The Committee consists of four non-management directors all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee. KPMG have provided an independent professional opinion on the fairness of these consolidated financial statements. Their opinion is included in the annual report.

Brian D. Gregson	Bruce Aitken	Ian P. Cameron

Chairman of the Audit, Finance and Risk Committee	President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer

March 3, 2006
54     METHANEX 2005

AUDITORS’ REPORT TO SHAREHOLDERS
We have audited the consolidated balance sheets of Methanex Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Vancouver, Canada
March 3, 2006
METHANEX 2005     55

Consolidated Balance Sheets
(thousands of U.S. dollars, except number of shares)

AS AT DECEMBER 31	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$158,755	$210,049
Receivables (note 2)	296,522	293,207
Inventories	140,104	142,164
Prepaid expenses	13,555	16,480

	608,936	661,900
Property, plant and equipment (note 3)	1,396,126	1,366,787
Other assets (note 5)	91,970	96,194

	$2,097,032	$2,124,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$226,412	$230,758
Current maturities on long-term debt (note 6)	14,032	258,064
Current maturities on other long-term liabilities (note 7)	9,663	10,239

	250,107	499,061
Long-term debt (note 6)	486,916	350,868
Other long-term liabilities (note 7)	79,421	60,170
Future income tax liabilities (note 12)	331,074	265,538
Shareholders’ equity:
Capital stock:
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2005 was 113,645,292 (2004 — 120,022,417)	502,879	523,255
Contributed surplus	4,143	3,454
Retained earnings	442,492	422,535

	949,514	949,244

	$2,097,032	$2,124,881

Subsequent events (notes 8 and 12)
See accompanying notes to consolidated financial statements.
Approved by the Board:

Brian D. Gregson	Bruce Aitken

Director	Director
56     METHANEX 2005

Consolidated Statements of Income
(thousands of U.S. dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Revenue	$1,658,120	$1,719,484
Cost of sales and operating expenses	1,206,425	1,285,097
Depreciation and amortization	91,225	78,701
Kitimat closure costs (note 9)	41,126	—

Operating income	319,344	355,686
Interest expense (note 10)	(41,489)	(30,641)
Interest and other income	10,344	6,627

Income before income taxes	288,199	331,672
Income taxes (note 12):
Current	(56,911)	(48,572)
Future	(48,657)	(46,656)
Future income tax adjustment related to retroactive change in tax legislation (note 12)	(16,879)	—

	(122,447)	(95,228)

Net income	$165,752	$236,444

Basic net income per common share	$1.41	$1.95
Diluted net income per common share	$1.40	$1.92
Weighted average number of common shares outstanding	117,766,436	121,515,689
Diluted weighted average number of common shares outstanding	118,362,665	122,955,016
See accompanying notes to consolidated financial statements.
METHANEX 2005     57

Consolidated Statements of Shareholders’ Equity
(thousands of U.S. dollars, except number of common shares)

					TOTAL SHARE-
	NUMBER OF	CAPITAL	CONTRIBUTED	RETAINED	HOLDERS’
	COMMON SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2003	120,007,767	$499,258	$7,234	$279,039	$785,531
Net income	—	—	—	236,444	236,444
Compensation expense recorded for stock options	—	—	1,738	—	1,738
Issue of shares on exercise of stock options	6,158,250	44,654	—	—	44,654
Reclassification of grant date fair value on exercise of stock options	—	5,518	(5,518)	—	—
Payment for shares repurchased	(6,143,600)	(26,175)	—	(59,545)	(85,720)
Dividend payments	—	—	—	(33,403)	(33,403)

Balance, December 31, 2004	120,022,417	523,255	3,454	422,535	949,244
Net income	—	—	—	165,752	165,752
Compensation expense recorded for stock options	—	—	2,849	—	2,849
Issue of shares on exercise of stock options	1,338,475	10,621	—	—	10,621
Reclassification of grant date fair value on exercise of stock options	—	2,160	(2,160)	—	—
Payment for shares repurchased	(7,715,600)	(33,157)	—	(97,806)	(130,963)
Dividend payments	—	—	—	(47,989)	(47,989)

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$949,514

See accompanying notes to consolidated financial statements.
58     METHANEX 2005

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

FOR THE YEARS ENDED DECEMBER 31	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$165,752	$236,444
Add (deduct) non-cash items:
Depreciation and amortization	91,225	78,701
Future income taxes	65,536	46,656
Stock-based compensation	15,793	14,504
Other	2,034	(629)
Other cash payments (note 13)	(15,622)	(3,281)

Cash flows from operating activities before undernoted changes	324,718	372,395
Changes in non-cash working capital (note 13)	38,330	(39,077)

	363,048	333,318

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(258,064)	(182,758)
Proceeds on issue of long-term debt	148,090	14,887
Changes in debt service reserve accounts	(6,001)	5,198
Proceeds on issue of shares on exercise of stock options	10,621	44,654
Payment for shares repurchased	(130,963)	(85,720)
Dividend payments	(47,989)	(33,403)
Repayment of other long-term liabilities	(11,643)	(12,287)

	(295,949)	(249,429)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(63,854)	(22,539)
Plant and equipment construction costs	(54,387)	(134,184)
Incentive tax credits related to plant and equipment construction costs	30,100	—
Changes in non-cash working capital related to investing activities	(28,994)	1,886
Other assets	(1,258)	(6,866)

	(118,393)	(161,703)

Decrease in cash and cash equivalents	(51,294)	(77,814)

Cash and cash equivalents, beginning of year	210,049	287,863

Cash and cash equivalents, end of year	$158,755	$210,049

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$40,031	$31,277
Income taxes paid, net of amounts refunded	$66,295	$49,628
NON-CASH FINANCING AND INVESTING ACTIVITIES
Capital lease obligation	$32,990	$—
See accompanying notes to consolidated financial statements.
METHANEX 2005     59

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Years ended December 31, 2005 and 2004
1. Significant accounting policies:
(a) Basis of presentation:
These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 18.
These consolidated financial statements include the accounts of Methanex Corporation, its subsidiaries and its proportionate share of joint venture revenues, expenses, assets and liabilities. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.
(b) Reporting currency and foreign currency translation:
The majority of the Company’s business is transacted in U.S. dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains and losses are included in earnings.
(c) Cash and cash equivalents:
Cash equivalents include securities with maturities of three months or less when purchased.
(d) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Credit losses have been within the range of management’s expectations.
(e) Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.
(f) Property, plant and equipment:
Property, plant and equipment are recorded at cost. Interest incurred during construction is capitalized to the cost of the asset. Incentive tax credits related to property, plant and equipment are recorded as a reduction in the cost of property, plant and equipment. The benefit of incentive tax credits is recognized in earnings through lower depreciation in future periods.
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.
(g) Interest in joint ventures:
The Company’s interests in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company’s proportionate share of joint venture revenues, expenses, assets and liabilities are included in the consolidated financial statements.
60     METHANEX 2005

1. Significant accounting policies (continued):
(h) Other assets:
Marketing and production rights and deferred charges are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing costs for long-term obligations are capitalized to other assets and amortized to interest expense over the term of the related liability.
(i) Asset retirement obligations:
The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis it is increased each period, through a charge to earnings, until the estimated date of settlement. The resulting expense is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations cannot be reasonably estimated due to timing uncertainties. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.
(j) Employee future benefits:
Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets which arise from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur.
The cost for defined contribution benefit plans is expensed as earned by the employees.
(k) Net income per common share:
The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.
A reconciliation of the weighted average number of common shares outstanding for the years ended December 31, 2005 and 2004 is as follows:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Denominator for basic net income per common share	117,766,436	121,515,689
Effect of dilutive stock options	596,229	1,439,327

Denominator for diluted net income per common share	118,362,665	122,955,016

METHANEX 2005     61

2005 Consolidated Financial Statements
1. Significant accounting policies (continued):
(l) Stock-based compensation:
The Company grants stock-based awards as an element of compensation. Stock-based awards can include stock options, restricted share units or deferred share units. The stock option plan of the Company and the terms of the restricted and deferred share units are described in note 8.
For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the service period with a corresponding increase in contributed surplus. Consideration received on the exercise of stock options, together with the compensation expense previously recorded as contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. The assumptions used in the Black-Scholes option pricing model are disclosed in note 8.
Deferred and restricted share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Compensation expense for deferred and restricted share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.
(m) Revenue recognition:
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title or risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the Company does not take risk and title to the product and only the commission income is included in revenue when earned.
(n) Financial instruments:
A substantial portion of the Company’s business is transacted in its reporting currency, the U.S. dollar. Certain revenues, operating costs and capital expenditures are transacted in currencies other than the U.S. dollar. The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions to contribute to achieving cost structure and revenue targets. The Company does not utilize derivative financial instruments for trading or speculative purposes.
The Company formally documents all derivative financial instruments designated as hedges, including the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the designated derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
The change in fair value of derivative financial instruments used to hedge anticipated or committed transactions are recognized as an adjustment to the related revenues, operating costs or capital expenditures when the hedged transaction is recorded. Derivative financial instruments not designated as hedges are recorded at fair value with changes in fair value recognized in earnings at each reporting date.
Premiums paid or received with respect to derivative financial instruments are deferred and amortized to income over the effective period of the contracts.
62     METHANEX 2005

1. Significant accounting policies (continued):
(o) Income taxes:
Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates which are expected to be in effect when the underlying items of income or expense is expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.
The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
2. Receivables:

AS AT DECEMBER 31	2005	2004

Trade	$234,870	$244,217
Incentive tax credits receivable	30,100	—
Value-added and other taxes	21,900	14,650
Other	9,652	34,340

	$296,522	$293,207

The Company is eligible for incentive tax credits related to the construction of an 840,000 tonne per year expansion to the methanol production facilities in Chile (Chile IV). The incentive tax credits were recorded as a reduction to property, plant and equipment as described in note 3.
3. Property, plant and equipment:

		ACCUMULATED	NET BOOK
AS AT DECEMBER 31	COST	DEPRECIATION	VALUE

2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

2004
Plant and equipment	$2,644,591	$1,302,701	$1,341,890
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

The Company completed the construction of Chile IV during the year ended December 31, 2005. As at December 31, 2005, $246.7 million (2004 — $222.4 million) was included in the cost of property, plant and equipment related to Chile IV. The Company is eligible for incentive tax credits related to the construction of Chile IV and this amount of $30.1 million was recorded as a reduction to property, plant and equipment. The benefit of incentive tax credits will be recognized in earnings through lower depreciation in future periods.
METHANEX 2005     63

2005 Consolidated Financial Statements
4. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31	2005	2004

Cash and cash equivalents	$24,032	$13,981
Other current assets	32,937	21,677
Property, plant and equipment	281,765	284,336
Other assets	20,409	14,930
Accounts payable and accrued liabilities	30,340	30,112
Future income tax liabilities	21,988	—
Long-term debt, including current maturities (note 6)	150,948	159,012

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31	2005	2004

Revenue	$177,760	$68,980
Expenses	145,478	46,692

Income before income taxes	32,282	22,288
Future income tax expense	(21,988)	—

Net income	$10,294	$22,288

Included in future income tax expense is an adjustment related to a retroactive change in tax legislation (note 12).

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31	2005	2004

Cash inflows from operating activities	$33,672	$32,865
Cash inflows (outflows) from financing activities	(8,064)	5,827
Cash outflows from investing activities	(15,557)	(52,676)

5. Other assets:

AS AT DECEMBER 31	2005	2004

Marketing and production rights, net of accumulated amortization	$49,976	$57,625
Restricted cash for debt service reserve account	15,061	9,060
Deferred financing costs, net of accumulated amortization	12,063	11,566
Deferred charges, net of accumulated amortization	4,580	5,363
Other	10,290	12,580

	$91,970	$96,194

For the year ended December 31, 2005, amortization of marketing and production rights and deferred charges included in depreciation and amortization was $7.7 million (2004 — $10.7 million) and amortization of deferred financing costs included in interest expense was $2.1 million (2004 — $2.1 million).
64     METHANEX 2005

6. Long-term debt:

AS AT DECEMBER 31		2005	2004

Unsecured notes:

i)	8.75% due August 15, 2012 (effective yield 8.75%)	$200,000	$200,000

ii)	6.00% due August 15, 2015 (effective yield 6.03%)	150,000	—

iii)	7.75% due August 15, 2005 (effective yield 7.83%)	—	249,920

		350,000	449,920

Atlas Methanol Company — limited recourse debt facilities (63.1% proportionate share):

i)	Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in twelve semi-annual payments which commenced June 5, 2005.	63,239	71,303

ii)	Senior secured notes bearing an interest rate with semi-annual interest payments of 7.95% per annum. Principal will be paid in nine semi-annual payments commencing December 5, 2010.	63,100	63,100

iii)	Senior fixed rate bearing an interest rate of 8.25% per annum with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing June 5, 2015.	15,144	15,144

iv)	Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal will be paid in twenty semi-annual payments commencing December 5, 2010.	9,465	9,465

		150,948	159,012

		500,948	608,932
Less current maturities		(14,032)	(258,064)

		$486,916	$350,868

The minimum principal payments required in each of the next five years for long-term debt is approximately $14 million.
Limited recourse debt facilities are secured only by the assets of the Atlas joint venture. Under the terms of the limited recourse facilities, Atlas can make cash or other distributions after fulfilling certain conditions, including payment of the scheduled senior and subordinated debt obligations, the compliance with certain financial covenants and the funding of a debt service reserve account.
As at December 31, 2005, the Company has an undrawn, unsecured revolving bank facility of $250 million that expires in June 2010. This credit facility ranks pari passu with the Company’s unsecured notes.
METHANEX 2005     65

2005 Consolidated Financial Statements
7. Other long-term liabilities:

AS AT DECEMBER 31	2005	2004

Capital lease obligation (a)	$32,146	$—
Asset retirement obligations (b)	19,596	26,757
Deferred and restricted share units (note 8)	17,688	15,350
Chile retirement arrangement (note 16)	17,353	14,269
Consideration payable for acquisition of ammonia production assets	—	9,454

Other	2,301	4,579

	89,084	70,409

Less current maturities	(9,663)	(10,239)

	$79,421	$60,170

(a) Capital lease obligation:
As at December 31, 2005, the Company has a capital lease obligation related to an ocean shipping vessel. The future minimum lease payments in aggregate and for each of the five succeeding years are as follows:

2006	$8,699
2007	8,744
2008	8,789
2009	8,834
2010	8,879
Thereafter	17,126

61,071

Less executory and imputed interest costs	(28,925)

$32,146

(b) Asset retirement obligations:
The Company has accrued for asset retirement obligations related to those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Because of uncertainties in estimating future costs and the timing of expenditures related to the currently identified sites could differ from the amounts estimated. As at December 31, 2005, the total undiscounted amount of estimated cash flows required to settle the obligation was $20.2 million (2004 – $28.8 million).
8. Stock-based compensation:
The Company provides stock-based compensation to its directors and certain employees through grants of stock options and deferred or restricted share units.
(a) Stock options:
There are two types of options granted under the Company’s stock option plan: incentive stock options and performance stock options. As at December 31, 2005, the Company had 0.3 million common shares reserved for future stock option grants to its directors and employees under the Company’s stock option plan.
66       METHANEX 2005

8. Stock-based compensation (continued):
i) Incentive stock options:
The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of grant and a further vesting of one-quarter of the options per year over the subsequent two years. Options granted in 2005 have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options at December 31, 2005 and 2004 are as follows:

	OPTIONS DENOMINATED IN CAD $		OPTIONS DENOMINATED IN US $
		WEIGHTED		WEIGHTED
	NUMBER OF	AVERAGE	NUMBER OF	AVERAGE
	STOCK OPTIONS	EXERCISE PRICE	STOCK OPTIONS	EXERCISE PRICE

Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51
Granted	—	—	103,300	11.74
Exercised	(3,698,100)	10.70	(1,738,950)	7.02
Cancelled	(200,000)	23.75	(72,900)	8.86

Outstanding at December 31, 2004	784,675	10.82	1,397,000	8.36
Granted	—	—	682,750	17.61
Exercised	(452,525)	11.49	(731,950)	7.96
Cancelled	(15,500)	14.63	(19,350)	12.01

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29

Information regarding the incentive stock options outstanding at December 31, 2005 is as follows:

	WEIGHTED
	AVERAGE	NUMBER	WEIGHTED	NUMBER	WEIGHTED
	REMAINING	OF STOCK	AVERAGE	OF STOCK	AVERAGE
	CONTRACTUAL	OPTIONS	EXERCISE	OPTIONS	EXERCISE
RANGE OF EXERCISE PRICES	LIFE	OUTSTANDING	PRICE	EXERCISABLE	PRICE

Options denominated in CAD $
$3.29 to 13.65	3.2	316,650	$9.67	316,650	$9.67

Options denominated in US $
$6.45 to 10.01	6.9	591,700	8.46	357,200	7.95
11.56 to 17.85	6.4	736,750	17.16	34,050	13.23

	6.6	1,328,450	$13.29	391,250	$8.41

On March 3, 2006, the Company granted, subject to shareholder approval, 1,667,400 incentive stock options with an exercise price of US$20.76 per share. The Company also granted 403,560 performance share units, 20,000 restricted share units and 25,000 deferred share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting and the number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The performance share units granted on March 3, 2006 will vest on December 31, 2008.
METHANEX 2005       67

2005 Consolidated Financial Statements
8. Stock-based compensation (continued):
ii) Performance stock options:
Common shares reserved for outstanding performance stock options at December 31, 2005 and 2004 are as follows:

	NUMBER OF	AVERAGE EXERCISE
	STOCK OPTIONS	PRICE (CAD $)

Outstanding at December 31, 2003	925,200	$4.47
Exercised	(721,200)	4.47

Outstanding at December 31, 2004	204,000	4.47
Exercised	(154,000)	4.47

Outstanding at December 31, 2005	50,000	$4.47

As at December 31, 2005, all outstanding performance stock options have vested and are exercisable. The performance stock options expire September 9, 2009.
iii) Fair value assumptions:
The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Risk-free interest rate	4%	3%
Expected dividend yield	2%	2%
Expected life of option	5 years	5 years
Expected volatility	43%	35%
Expected forfeitures	5%	5%
Weighted average fair value of options granted ($U.S. per share)	$6.51	$3.36

For the year ended December 31, 2005, compensation expense related to stock options was $2.8 million (2004 – $1.7 million).
68        METHANEX 2005

8. Stock-based compensation (continued):
(b) Deferred and restricted share units:
Directors, executive officers and management receive some elements of their compensation and long-term compensation in the form of deferred or restricted share units. Holders of deferred and restricted share units are entitled to receive additional deferred or restricted share units in-lieu of dividends paid by the Company.
Deferred and restricted share units outstanding at December 31, 2005 and 2004 are as follows:

	NUMBER OF	NUMBER OF
	DEFERRED SHARE	RESTRICTED SHARE
	UNITS	UNITS

Outstanding at December 31, 2003	366,389	500,640
Granted	187,773	579,700
Granted in-lieu of dividends	10,669	21,049
Cancelled	—	(9,243)
Redeemed	(109,312)	(77,833)

Outstanding at December 31, 2004	455,519	1,014,313
Granted	80,502	569,234
Granted in-lieu of dividends	11,898	31,375
Cancelled	—	(37,310)
Redeemed	(120,655)	(487,776)

Outstanding at December 31, 2005	427,264	1,089,836

The fair value of deferred and restricted share units outstanding at December 31, 2005 was $29.0 million (2004 – $26.9 million) compared with the recorded liability at December 31, 2005 of $17.7 million (2004 – $15.4 million). The difference between the fair value and the recorded liability of $11.3 million will be recognized over the weighted average remaining service period of approximately 1.5 years. For the year ended December 31, 2005 compensation expense related to deferred and restricted share units included in cost of sales and operating expenses was $13.0 million (2004 – $12.8 million). Included in compensation expense for the year ended December 31, 2005 was $3.8 million (2004 – $7.0 million) related to the effect of the increase in the Company’s share price since the date of grant.
9. Kitimat closure costs:
On November 1, 2005 the Kitimat methanol and ammonia facilities were permanently closed. The total closure costs of $41.1 million (before and after-tax) include employee severance costs of $13.3 million and contract termination costs of $27.8 million. Contract termination costs include costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. Approximately $6 million of the total Kitimat closure costs were paid in 2005 and the remainder will be paid in 2006.
10. Interest expense:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Interest expense before capitalized interest	$49,253	$54,503

Less capitalized interest	(7,764)	(23,862)

	$41,489	$30,641

METHANEX 2005        69

2005 Consolidated Financial Statements
11. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the year ended December 31, 2005 and 2004, revenues attributed to geographic regions, based on the location of customers, were as follows:

	UNITED
	STATES	EUROPE	JAPAN	KOREA	CANADA	OTHER	TOTAL

Revenue
2005	$585,828	$353,060	$174,816	$177,712	$71,825	$294,879	$1,658,120
2004	656,668	350,947	182,291	170,303	75,398	283,877	1,719,484

For the year ended December 31, 2005, revenues from one customer represent approximately 10% of the Company’s total revenues.
As at December 31, 2005 and 2004, the net book value of property, plant and equipment by country was as follows:

	CHILE	TRINIDAD	CANADA	KOREA	OTHER	TOTAL

Property, plant and equipment
2005	$763,220	$550,185	$20,840	$17,817	$44,064	$1,396,126
2004	757,886	555,916	28,850	10,538	13,597	1,366,787

12. Income and other taxes:
(a) Income tax expense:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to the respective year’s income before taxes. These differences are as follows:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Canadian statutory tax rate	35%	36%

Income tax expense calculated at Canadian statutory tax rate	$100,466	$119,402
Increase (decrease) in tax resulting from:
Income taxed in foreign jurisdictions	(24,244)	(35,958)
Losses not tax-effected	60,909	29,919
Benefits of previously unrecognized loss carryforwards and temporary differences	(29,852)	(15,081)

Adjustment related to retroactive change in tax legislation	16,879	—

Non-taxable income and non-deductible expenses	(2,905)	(3,427)

Other	1,194	373

Total income tax expense	$122,447	$95,228

70       METHANEX 2005

12. Income and other taxes (continued):
During 2005, the government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 the Company recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. Subsequent to December 31, 2005, the Trinidad government passed an amendment to this legislation that changes the retroactive date to January 1, 2005 and, accordingly, the Company will reverse substantially all of this adjustment in 2006.
(b) Net future income tax liabilities:
The tax effect of temporary differences that give rise to future income tax liabilities and future income tax assets are as follows:

AS AT DECEMBER 31	2005	2004

Future income tax liabilities:
Property, plant and equipment	$210,295	$159,096
Other	186,192	150,853

	396,487	309,949

Future income tax assets:
Non-capital loss carryforwards	320,252	281,484
Property, plant and equipment	34,760	46,946
Other	36,583	28,548

	391,595	356,978

Future income tax asset valuation allowance	(326,182)	(312,567)

	65,413	44,411

Net future income tax liabilities	$331,074	$265,538

At December 31, 2005, the Company had non-capital loss carryforwards available for tax purposes of $712 million in Canada, $67 million in the United States and $72 million in New Zealand. In Canada and the United States these loss carryforwards expire in the period 2006 to 2024, inclusive. In New Zealand the loss carryforwards do not have an expiry date.
13. Supplemental cash flow information:
(a) Other cash payments related to operating activities:
Other cash payments related to operating activities for the years ended December 31, 2005 and 2004 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Deferred and restricted share units	$10,587	$2,981
Asset retirement obligations	5,035	300

	$15,622	$3,281

METHANEX 2005       71

2005 Consolidated Financial Statements
13. Supplemental cash flow information (continued):
(b) Changes in non-cash working capital related to operating activities:
The increase (decrease) in cash flows from operating activities related to changes in non-cash working capital for the years ended December 31, 2005 and 2004 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Receivables	$37,147	$(72,336)
Inventories	2,375	(15,565)
Prepaid expenses	2,925	(1,628)
Accounts payable and accrued liabilities	(4,117)	50,452

	$38,330	$(39,077)

14. Derivative financial instruments:
As at December 31, 2005, the Company’s forward exchange sales contracts to sell foreign currency in exchange for U.S. dollars were as follows:

		AVERAGE
	NOTIONAL	EXCHANGE
AS AT DECEMBER 31, 2005	AMOUNT	RATE	MATURITY

Forward exchange sales contracts:
Euro	48 million	$1.1955	2006
Chilean peso	20 billion	$0.0018	2006
British Pound	4 million	$1.7221	2006

As at December 31, 2005, the carrying value of forward exchange sales contracts was a liability of $3.2 million (2004 – $5.3 million) which approximates the fair value of these contracts.
The Company has an interest rate swap contract recorded in other long-term liabilities with a carrying value of $2.0 million (2004 – $4.3 million) which approximates the fair value. As at December 31, 2005, this interest rate swap contract had a remaining notional principal amount of $45 million (2004 – $55 million). Under the contract, the Company receives floating-rate LIBOR amounts in exchange for payments based on a fixed interest rate of 6.6%. The contract matures over the period to 2010.
15. Fair value disclosures:
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	2005		2004
	CARRYING	FAIR	CARRYING	FAIR
AS AT DECEMBER 31	VALUE	VALUE	VALUE	VALUE

Long-term debt	$(500,948)	$(526,789)	$(608,932)	$(662,000)
Forward exchange purchase contracts:
Future capital expenditures	$—	$—	$—	$5,026

The fair value of the Company’s long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair values of the Company’s derivative financial instruments are determined based on quoted market prices received from counterparties. Until settled, the fair values of the Company’s financial instruments will fluctuate.
72       METHANEX 2005

15. Fair value disclosures (continued):
The fair value of forward exchange contracts used to hedge anticipated or committed foreign currency denominated exposures is recognized as an adjustment to the related revenues, operating costs or capital expenditures when the hedged transaction is recorded. As at December 31, 2004, the Company had forward exchange contracts to hedge future capital expenditures where the underlying capital expenditures had not been recorded.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $0.3 million at December 31, 2005 (2004 – $5.1 million).
16. Retirement plans:
(a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

	2005	2004

Accrued benefit obligations:
Balance, beginning of year	$50,177	$42,671
Current service cost	2,336	2,024
Interest cost on accrued benefit obligations	2,840	2,519
Benefit payments	(3,504)	(1,548)
Actuarial losses	5,490	614
Foreign exchange losses	2,272	3,897

Balance, end of year	59,611	50,177
Fair value of plan assets:
Balance, beginning of year	36,065	28,997
Actual returns on plan assets	2,463	2,071
Contributions	2,987	4,007
Benefit payments	(3,504)	(1,548)
Foreign exchange gains	943	2,538

Balance, end of year	38,954	36,065

Unfunded status	20,657	14,112
Unrecognized actuarial losses	11,600	7,055

Accrued benefit liabilities	$(9,057)	$(7,057)

The Company has an unfunded retirement arrangement for its employees in Chile that will be funded at retirement. Included in accrued benefit liabilities and unfunded status in the above table at December 31, 2005 was $17.4 million (2004 – $14.3 million) related to this arrangement.
METHANEX 2005      73

2005 Consolidated Financial Statements
16. Retirement plans (continued):
(a) Defined benefit pension plans (continued):
The Company’s net defined benefit plan pension expense for the years ended December 31, 2005 and 2004 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2005	2004

Net defined benefit pension plan expense:
Current service cost	$2,336	$2,024
Interest cost on accrued benefit obligations	2,840	2,519
Actual returns on plan assets	(2,463)	(2,071)
Other	1,000	1,531

	$3,713	$4,003

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as at December 31, 2003. The next actuarial reports for funding purposes are scheduled to be completed as at December 31, 2006.
The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2005	2004

Benefit obligation at December 31:
Weighted average discount rate	5.60%	6.30%
Rate of compensation increase	3.50%	3.50%

Net expense for the year ended December 31:
Weighted average discount rate	6.70%	6.70%
Rate of compensation increase	3.50%	4.00%
Expected rate of return on plan assets	7.25%	7.50%

The asset allocation for the defined benefit plan assets as at December 31, 2005 and 2004 are as follows:

	2005	2004

Equity securities	63%	65%
Debt securities	33%	29%
Cash and other short-term securities	4%	6%

Total	100%	100%

(b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2005 was $2.9 million (2004 – $2.2 million).
74      METHANEX 2005

17. Commitments:
(a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2029. The minimum estimated commitment under these contracts is as follows:

2006	2007	2008	2009	2010	THEREAFTER

$ 175,122	$179,159	$185,581	$183,950	$185,466	$2,894,421

(b) Operating leases:
The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space and equipment as follows:

2006	2007	2008	2009	2010	THEREAFTER

$ 122,046	$104,078	$93,860	$90,703	$68,873	$465,162

18. United States Generally Accepted Accounting Principles:
The Company follows generally accepted accounting principles in Canada (Canadian GAAP) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2005 and 2004 are as follows:

	2005		2004
CONDENSED CONSOLIDATED	CANADIAN	U.S.	CANADIAN	U.S.
BALANCE SHEET AS AT DECEMBER 31	GAAP	GAAP	GAAP	GAAP

ASSETS
Current assets	$608,936	$608,936	$661,900	$666,958
Property, plant and equipment (a)	1,396,126	1,434,349	1,366,787	1,406,921
Other assets	91,970	91,970	96,194	96,194

	$2,097,032	$2,135,255	$2,124,881	$2,170,073

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$250,107	$250,107	$499,061	$503,956
Long-term debt	486,916	486,916	350,868	350,868
Other long-term liabilities (d)	79,421	82,347	60,170	60,170
Future income taxes (a)(f)	331,074	344,452	265,538	279,680
Shareholders’ equity:
Capital stock (a)(b)	502,879	909,023	523,255	929,069
Additional paid-in capital (b)	—	4,109	—	3,750
Contributed surplus (b)	4,143	—	3,454	—
Retained earnings	442,492	61,227	422,535	42,722
Accumulated other comprehensive loss	—	(2,926)	—	(142)

	949,514	971,433	949,244	975,399

	$2,097,032	$2,135,255	$2,124,881	$2,170,073

METHANEX 2005      75

2005 Consolidated Financial Statements
18. United States Generally Accepted Accounting Principles (continued):

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31	2005	2004

Net income in accordance with Canadian GAAP	$165,752	$236,444
Add (deduct) adjustments for:
Depreciation and amortization (a)	(1,911)	(1,911)
Stock-based compensation (b)	—	(8,424)
Forward exchange contracts (c)	(306)	3,045
Income tax effect of above adjustments (a)(f)	764	786

Net income in accordance with U.S. GAAP	$164,299	$229,940

Per share information in accordance with U.S. GAAP:
Basic net income per share	$1.40	$1.89
Diluted net income per share	$1.39	$1.87

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31	2005	2004

Net income in accordance with U.S. GAAP	$164,299	$229,940
Other comprehensive income (loss):
Change in fair value of forward exchange contracts (c)	142	(29,440)
Change in additional minimum pension liability (d)	(2,926)	—

Comprehensive income in accordance with U.S. GAAP	$161,515	$200,500

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31	2005	2004

Balance, beginning of year in accordance with U.S. GAAP	$(142)	$29,298
Other comprehensive loss	(2,784)	(29,440)

Balance, end of year in accordance with U.S. GAAP	$(2,926)	$(142)

(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For U.S. GAAP purposes, property, plant and equipment at December 31, 2005 has been increased by $38.2 million (2004 — $40.1 million) and future income tax liabilities has been increased by $13.4 million (2004 — $14.1 million) to reflect the business combination as a purchase. For the year ended December 31, 2005, an adjustment to increase depreciation expense by $1.9 million (2004 — $1.9 million) and to decrease future income tax expense by $0.8 million (2004 — $0.8 million) has been recorded in accordance with U.S. GAAP.
76      METHANEX 2005

18. United States Generally Accepted Accounting Principles (continued):
(b) Stock-based compensation:
Incentive stock options — Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for stock-based compensation awards granted on or after January 1, 2002. Effective January 1, 2005, under U.S. GAAP, the Company adopted the Financial Accounting Standards Board (FASB) FAS No. 123R, Share-Based Payments which requires the fair value method of accounting for stock-based compensation awards for all awards granted, modified, repurchased or cancelled after the adoption date and unvested portions of previously issued and outstanding awards as at the adoption date. As this statement harmonizes the impact of accounting for stock-based compensation on net income under Canadian and U.S. GAAP for the Company, except as disclosed in (i) and (ii) below, no adjustment to operating expenses was required for the year ended December 31, 2005. Prior to January 1, 2005, under U.S. GAAP, the Company applied the intrinsic value method for accounting for stock options. For the year ended December 31, 2004, an expense of $1.7 million was recorded to cost of sales and operating expenses related to the fair value method of accounting for stock options under Canadian GAAP which was not required under U.S GAAP.
(i) Variable plan options
In 2001, prior to the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes, the Company granted 946,000 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. Under the intrinsic value method for U.S. GAAP, the final measurement date for variable plan options is the earlier of the exercise date, the forfeiture date and the expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2005, no adjustment to operating expenses (2004 — increase of $1.1 million) was recorded in accordance with U.S. GAAP.
(ii) Performance stock options
In 1999, prior to the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes, the Company granted performance stock options with graded vesting based on the Company’s common shares trading at or above CAD $10, CAD $15 and CAD $20 subsequent to the date of grant. These target share prices of CAD $10, CAD $15 and CAD $20 were achieved in 2002, 2003 and 2004, respectively. Under the intrinsic value method for U.S. GAAP, the compensation expense related to performance stock options is measured and recognized at the date the target share price is achieved. There was no adjustment to operating expenses for the year ended December 31, 2005 (2004 — increase of $9.0 million) as all compensation expense related to performance stock options had been recorded as of December 31, 2004.
(c) Forward exchange contracts:
Under Canadian GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value and recognized in earnings when the hedged transaction is recorded. Under U.S. GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value at each reporting date, with the change in fair value either being recognized in earnings to offset the change in fair value of the hedged transaction, or recorded in other comprehensive income until the hedged transaction is recorded. The ineffective portion, if any, of the change in fair value of forward exchange contracts that are designated and qualify as hedges is immediately recognized in earnings. For the year ended December 31, 2005, adjustments to increase other comprehensive income by $0.1 million (2004 — decrease of $29.4 million) and to decrease other income by $0.3 million (2004 — increase of $3.0 million) have been recorded in accordance with U.S. GAAP.
METHANEX 2005       77

2005 Consolidated Financial Statements
18. United States Generally Accepted Accounting Principles (continued):
(d) Defined benefit pension plans:
For the Company’s North American defined benefit pension plan, the accumulated benefit obligation as determined under U.S. GAAP as of the end of a reporting period exceeds the fair value of the plan assets. Such an amount is referred to as an unfunded accumulated benefit obligation. U.S. GAAP requires the recognition of an additional minimum pension liability equal to the excess of the unfunded accumulated benefit obligation over the accrued pension benefits liability. For the year ended December 31, 2005, an adjustment to increase other long-term liabilities and decrease other comprehensive income by $2.9 million has been recorded in accordance with U.S. GAAP.
(e) Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture is provided in note 4 to the Company’s consolidated financial statements for the year ended December 31, 2005.
(f) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. During the year ended December 31, 2005, this resulted in an adjustment to decrease income tax expense by $0.8 million (2004 — $0.8 million).
(g) Impact of recently issued U.S. accounting pronouncements:
As applicable to the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ materially from Canadian accounting standards.
78       METHANEX 2005